    As filed with the Securities and Exchange Commission on January 3, 2000.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  ------------
                                 Schedule 13E-4
                               (FINAL AMENDMENT)
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               (Amendment No. 3)

                                  ------------
                              TB WOOD'S CORPORATION
                                (Name of Issuer)
                              TB WOOD'S CORPORATION
                      (Name of Person(s) Filing Statement)
                     Common Stock, par Value $.01 Per Share
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)
                                  ------------
                              Thomas F. Tatarczuch
                              TB Wood's Corporation
                             440 North Fifth Avenue
                        Chambersburg, Pennsylvania 17201
                                 (717) 264-7161
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  ------------

                                    Copy to:
                             David E. Schulman, Esq.
                             Dechert Price & Rhoads
                                1717 Arch Street
                            4000 Bell Atlantic Tower
                        Philadelphia, Pennsylvania 19103
                                 (215) 994-4000
                                  ------------
                                November 12, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                   ------------

                         CALCULATION OF REGISTRATION FEE
================================================================================
              Transaction Valuation*              Amount of Filing Fee**
--------------------------------------------------------------------------------
                         $5,000,000                      $1,000.00
================================================================================
* For the purpose of calculating the filing fee only, this amount is based on the purchase of 400,000 shares of Common Stock, par value $.01 per share, of TB Wood's Corporation at $12.50 per share.
** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

                                  ------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $1,000.00        Filing party:  TB Wood's Corporation
Form or Registration No.:  Schedule 13E-4   Date Filed:    November 12, 1999
================================================================================

     This Amendment No. 3 (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on November 12, 1999 (the "Schedule 13E-4") which relates to the offer by TB Wood's Corporation, a Delaware corporation (the s"Company" or the "Issuer"), to purchase up to 400,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.01 per share, at prices not in excess of $12.50 nor less than $9.00 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares (defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1999 (the "Offer to Purchase") and in the related letter of transmittal ("Letter of Transmittal") (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended.




ITEM 8 ADDITIONAL INFORMATION.

     Item 8 Section (e) is hereby amended as follows:

         Pursuant to the Offer, the Company accepted for payment 400,000 Shares at $9.00 per Share, which is the Purchase Price for the Offer. The Offer was oversubscribed, with 424,398 Shares validly tendered and not properly withdrawn at the Purchase Price. The final proration factor for the Offer is 94.2507%. Approximately 355,000 Shares conditionally tendered pursuant to Section 6 were not accepted for payment because the condition was not satisfied. Following the purchase of Shares tendered, the Company will have approximately 5,462,228 Shares issued and outstanding.

         On December 20, 1999, the Company issued a press release announcing the preliminary results of the Offer and on December 24, 1999, the Company issued a press release announcing the final results of the Offer. Copies of the press releases issued by the Company on December 20, 1999, and December 24, 1999 are attached hereto as Exhibits (a)(12) and (a)(13), respectively, and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS. Item 9 is hereby amended and supplemented by the following:

(a)(12) Form of Press Release issued by the Company, dated December 20, 1999
(a)(13) Form of Press Release issued by the Company, dated December 24, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  January 3, 2000                      TB WOOD'S CORPORATION
                                              By: /s/ MICHAEL L. HURT
                                                  ------------------------------
                                              Name: Michael L. Hurt
                                              Title: President

EXHIBIT INDEX


EXHIBIT NUMBER         DESCRIPTION
(a)(12)                Form of Press Release issued by the Company, dated
                       December 20, 1999
(a)(13)                Form of Press Release issued by the Company, dated
                       December 24, 1999